SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Euroseas Ltd.

(Name of Issuer)

Common Shares – par value $0.03 per share

(Title of Class of Securities)

Y23592200

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[   ]      Rule 13d-1(d)

*                     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: Y23592200	SCHEDULE 13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS: Fred H. Brenner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S. Citizenship; Commonwealth of Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 1,122,360 Shares
	6.	SHARED VOTING POWER: None
	7.	SOLE DISPOSITIVE POWER: 1,122,360 Shares
	8.	SHARED DISPOSITIVE POWER: None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,122,360 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 13.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.: Y23592200	SCHEDULE 13G	Page 3 of 6

Item 1 (a).	Name of Issuer:
Euroseas Ltd.
Item 1 (b).	Address of Issuer’s Principal Executive Offices:
4 Messogiou & Evropis Street 151 25 Maroussi, Greece 001 30 211 1804005
Item2 (a).	Name of Person Filing:
Fred H. Brenner
Item 2 (b).	Address of Principal Business Office or, if None, Residence:
77 Middle Road Apt. 355 Bryn Mawr, Pennsylvania 19010
Item 2 (c).	Citizenship:
U.S. Citizenship; Commonwealth of Pennsylvania
Item 2 (d).	Title of Class of Securities:
Common Shares – par value $0.03 per Share
Item 2 (e).	CUSIP Number:
Y23592200

CUSIP No.: Y23592200	SCHEDULE 13G	Page 4 of 6

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e)	[ ]	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J); and
(k)	[ ]	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: _______________________________________.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of the securities of the issuer identified in Item 1.
Item 4 (a).	Amount beneficially owned:
1,122,360 Shares

CUSIP No.: Y23592200	SCHEDULE 13G	Page 5 of 6

Item 4 (b).	Percent of class:
13.8%
Item 4 (c).	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
1,122,360 Shares
(ii)	Shared power to vote or to direct the vote:
0 Shares
(iii)	Sole power to dispose or to direct the disposition of:
1,122,360 Shares
(iv)	Shared power to dispose or to direct the disposition of:
0 Shares
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.

CUSIP No.: Y23592200	SCHEDULE 13G	Page 6 of 6

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2016

/s/ FRED H. BRENNER
Name: Fred H. Brenner